January 20, 2026

James R. Gruber
Chief Financial Officer
Eton Pharmaceuticals, Inc.
21925 W. Field Parkway, Suite 235
Deer Park , Illinois 60010-7278

       Re: Eton Pharmaceuticals, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024 filed March 18, 2025
           Form 8-K filed November 6, 2025
           File No. 001-38738
Dear James R. Gruber:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences